

October 30, 2013

Via E-mail
Scott Friedlander
Vice President, General Counsel and Secretary
ADS Waste Holdings, Inc.
90 Fort Wade Road
Ponte Vedra, Florida 32801

> **Re:** **ADS Waste Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 17, 2013**
> **File No. 333-191109**

Dear Mr. Friedlander:

　　We have reviewed your amendment and your letter dated October 17, 2013, and we have the following comments.

Unaudited Pro Forma Consolidated Statement of Operations, page 31

1. We note your response to prior comment 4. Please revise the presentation of your basic and diluted earnings per share, in the Proforma Adjusted ADS Waste, Inc. column, under this heading and elsewhere in your filing where the measures are presented, by replacing the commas after 105 with decimal points and rounding them to the nearest cent.

Financial Statements, page F-1

Note 15 – Long-Term Debt, page F-31

2. We have read your response to comment 3 of our letter dated October 9, 2013, in which you indicate that the parent company has no independent assets or operations, and each of the subsidiary guarantors is 100% owned by the company. Please expand your disclosure under this heading to include these statements as required by Note 1 to Rule 3-10(f) of Regulation S-X.

Exhibits and Financial Statement Schedules, page II-16

Exhibits 10.1 and 10.3

3. We note your response to comment 21 of our letter dated October 9, 2013. You have included the schedules to Exhibit 10.1, but it does not appear that you have included the exhibits. Please advise.

Exhibit 23.1 – Consent of Independent Registered Accounting Firm

4. We note your consent is dated September 11, 2013. Please obtain and file an updated consent from your auditors.

  You may contact, Tracie Towner, Staff Accountant, at 202-551-3744 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3397 with any other questions.

        Sincerely,

        /s/ Jay Ingram

        Jay Ingram
        Legal Branch Chief

cc: Richard Alsop, Shearman & Sterling LLP